See attached: Schedule A and Indemnity Bond.

SCHEDULE A

This Schedule A Dated, October 17, 1987, attached to and incorporated in the attached security agreement dated the same date, as though fully set forth therein. The following partial itemization of property constitutes a portion of the collateral referenced in said security agreement, and is not intended to represent the actual and full extent of said collateral. This Schedule A supplements previous security agreements describing collateral, that may have been entered by the same parties.

a. Income from every source

b. Proceeds of Secured Party's labor from every source

c. Application for STATE OF PENNSYLVANIA, CERETIFICATION OF BIRTH # 140034-1969.

Certificate File Number 001232826, and all other Certificates of Birth, Certificates of Living Birth, Notifications of Registration of Birth, or Certificates of Registration of Birth, or otherwise entitled documents of birth whether county, state, federal, or other either ascribed to or derived from the name of the debtor identified above, or based upon the above described birth document.

d. Application for Social Security #166-56-5510

e. STATE OF PENNSYLVANIA driver license number 22696752

f. UCC 1 File Number : 138-2019-000598 and all addendums.

g. All property listed on the Legal Notice and Demand that is filed in____ALLEGHENY COUNTY, PENNSYLVANIA register of deeds office, including but not limited to the following: all DNA, fingerprints, all biological identification, all blood, all bodily fluids, all bodily excretions, all organs, all body parts, all bodily tissues, all thoughts, all intellectual property, are the ole property of Lisa Michelle Parker, the Secured Party Creditor. These items of property cannot be taken, used, duplicated, confiscated, confined, restrained, abused, damaged, influenced, or removed from the Secured Party Benjamin Freedom: Franklin, without his voluntary, written permission. Any violation of this agreement will constitute a penalty of one hundred million 99.999% one ounce silver coins, per occurrence, per officer or agent involved. This is a contract in admiralty and you may rebut this contract within 21 days. Rebuttal must be per the conditions found in the "Legal Notice and Demand" that is on file, along with this document, in the register of deeds office in____ALLEGHENY COUNTY, PENNSYLVANIA.

All Property Belonging to the LISA MICHELLE PARKER, Debtor belongs to the Creditor, including equity and improvements. See Atlanta UCC-1, and Legal Notice and Demand for complete property list.

INDEMNITY BOND

Know all men by these presents, that LISA MICHELLE PARKER, the Debtor, hereby establishes this Indemnity Bond in favor of Lisa Michelle Parker, the Secured Party, in the sum of present and future collateral values up to the sum of One Hundred Million United States dollars

($100,000,000.00), in silver dollars, fiat money, or money of account/credit, at par value, for the payment of which bond the debtor hereby firmly binds its successors, heirs, executors, administrators, DBA's, AKA's, and third-party assigns. jointly and severally. LISA MICHELLE PARKER, the debtor hereby indemnifies Lisa Michelle Parker, the Secured Party against losses incurred as a result of all claims of debts or losses made by any and all persons against the commercial transactions and investments of LISA MICHELLE PARKER, the debtor. The condition of this bond is that Lisa Michelle Parker, the Secured Party covenants to do certain things on behalf of the debtor, as set forth in this security agreement of the same date and executing parties; and debtor covenants to serve as a transmitting utility to assure beneficial interest in all accounts established and managed by the UNITED STATES AND its agent(s)/agencies, corporations or otherwise; and all goods and services in commerce are available to or conveyed from LISA MICHELLE PARKER, debtor to Lisa Michelle Parker, the Secured Party, whichever is appropriate.

To avert losses of vested rights in the present or future collateral that is the subject of the attached security agreement, debtor agrees to make available to the secured party, such accounts established by intent of the parties, by operation of law, and/or as constructive trusts, to hold proceeds arising from assets belonging to LISA MICHELLE PARKER, the debtor, and administered by the UNITED STATES or its subdivisions, agents, or affiliates. Pursuant to existing laws of the UNITED STATES and the agreement of the parties of the attached security agreement, Lisa Michelle Parker, the Secured Party is authorized to assign such funds from said accounts as are necessary to settle all past, present, and future public debts and obligations incurred by the debtor on behalf of Lisa Michelle Parker, the Secured Party.

The debtor, without the benefit of discussion or division, does hereby agree, covenant, and undertake to indemnify, defend, and hold Lisa Michelle Parker, the Secured Party harmless from and against any and all claims, losses, liabilities, costs, interests, and expenses including, without restriction, legal costs, interests, penalties, and fines previously suffered or incurred, or to be suffered or incurred by Lisa Michelle Parker, the Secured Party, in accordance with Lisa Michelle Parker, the Secured Party's personal guarantee with respect *to* loans or indebtedness belonging to LISA MICHELLE PARKER the debtor, including any amount the debtor might be deemed to owe to a public creditor for any reason whatsoever. Lisa Michelle Parker, the Secured Party shall promptly advise LISA MICHELLE PARKER, the debtor of all public claims brought by third parties against the present or future property of LISA MICHELLE PARKER, the debtor, all of which is covered by the attached security agreement up to the indemnification amount declared herein, and to provide LISA MICHELLE PARKER, the debtor with full details of said claim(s), including copies of all documents, correspondence, suits, or actions received by or served upon LISA MICHELLE PARKER, the debtor through Lisa Michelle Parker, the Secured Party. Lisa Michelle Parker, Secured Party shall fully cooperate with discussion, negotiation, or other proceedings relating to such claims.

This bond shall be in force and effect as of the date it is signed and accepted by the parties, and provided that secured party may cancel this bond and be relieved of further duty hereunder by delivering a thirty (30) day written notice of cancellation to LISA MICHELLE PARKER, the debtor. No such cancellation shall affect the liability incurred by or accrued to Lisa Michelle Parker, Secured Party prior to the conclusion of said thirty (30) day period. In such event of notice of cancellation, and in the event the UNITED STATES reinstitutes its constructive claim against the collateral, the debtor agrees to reissue the bond before the end of the thirty (30) day period for an amount equal to or greater than the above value of the attached security agreement, unless the parties agree otherwise.

NOTICE OF LIEN
This agreement constitutes an International Commercial Lien on all property (in each of their

_____   _____

individual capacity/form/item) of the Debtor (indemnitor) on behalf of, and for the benefit of, Lisa Michelle Parker, the Secured Party Creditor (indemnitee) in the amount of $100,000,000.00 (ONE HUNDRED MILLION), in silver dollars, fiat money, or money of account/credit, at par value. This lien will expire at the moment that the indemnitee expires or when this lien is satisfied by any Third Party Interloper who seeks to take/seize any of said property.

LISA MICHELLE PARKER, Indemnitor   Lisa Michelle Parker, Indemnitee

ALLEGHENY COUNTY COURT OF COMMON PLEAS
414 GRANT STREET
PITTSBURGH PA 15219

ALLEGHENY COUNTY COURT OF COMMON PLEAS AND ANY ALL DERIVATIVES THEREOF ASSOCIATED WITH THE ORGANIZATION AND EIN 02-3830444: ALLEGHENY COUNTY COURT OF COMMON PLEAS 436 GRANT STREET, PITTSBURGH PA 15219
COURT CASE NUMBERS: GD-14-008288, GD-15-009389, MG-14-000620, MJ-05003-CR-0001255-2016, CP-02-CR-0006500-2016.
COMMONWEALTH of PENNSYLVANIA V Lisa Parker CHARGES: SEG- 1 ORIG SEG-2 GRADE-F2 STATUE 18§ 3503 §§ A1II, STATUTE DESCRIPTION- CRIM TRES BREAK INTO STRUCTURE OFFENSE DL DATE- 1/21/16 OTN- G735514-3.
SEG-999 ORIG SEG-1 GRADE-F1 STATUE 18§ 3503 §§ A1 STATUTE DESCRIPTION-BURGALARY-OVERRNIGHT ACCOMODATION, PERSON PRESENT, OFFENSE DL-01/21/2016, OTN G735514-3.
COMMONWEALTH INFORMATION- NAME NICHOLE MARIE ONDA, ASSISTANT DISTRICT ATTORNEY, SUPREME COURT NO 317138, PHONE NUMBER 412-350-440, ADDRESS-ALLEGHENY COUNTY DA'S OFFICE, 303 COURTHOUSE #36 GRANT ST, PITTSBURGH, PA 15219.
ATTORNEY INFORMATION, KELVIN L MORRIS, COURT APPOINTED-PRIVATE SUPREME COURT NO 321407, REP STATUS- ACTIVE, PHONE NUMBER- 412-660-20121, ADDRESS-LAW OFFICE OF KELVIN L MORRIS, 564 FORBES AVE, STE 1100, PITTSBURGH PA 15219, REPRESENTING, Parker, Lisa.

COMMONWEALTH OF PENNSYLVANIA COUNTY OF: ALLEGHENY; MDJ: PITTSBURGH MUNICIPAL COURT, Magisterial District Number: 05-0-03, Address: 660 FIRST AVENUE,

PITTSBURGH PA 15219. POLICE CRIMINAL COMPLAING, COMMONWEALTH OF PENNSYLVANIA VS. DEFENDANT LISA PARKER, ADDRESS- 38 CRESTLINE COURT, PITTSBURGH, PA 15221. 20166500.
Docket Number cr1255-16 Date Filed: 21616, OTN/LiveScan Number G-735514-3, Complaint/Incident Number 10:50, Gender- Female, DOB 10/17/1969, RACE- BLACK, HAIR COLOR-BLK (BLACK), WEIGHT (lbs) 220, Ft HEIGHT IN 5 11, Office of the attorney for the Commonwealth Approved.

(Name of the Affiant) I PATRICK DESARO, PSP/MPOETC-Assigned Affiant ID Number & Badge # 41509: of Identity Department or Agency Represented and Political Subdivision – CITY OF PITTSBURGH, Police Agency ORI Number PAPPD0000: Subdivision Code-301: Place-Political Subdivision PITTSBURGH CITY: In Allegheny County, (County Code)-02 on or about 01/21/2016 10:15. PC 412A – Rev. 04/10.

OTN/LiveScan Number: G 735514-3: Complaint/Incident Number 10:50: Defendant Name- LISA PARKER. Inchoate Offense Attempt- 18 901 A: Solicitation 18 902 A: Conspiracy 18 903. Lead X, Offense # 1: Section 3502: Subsection A1 of the PA Statue (Title) -18 Counts -1: Grade F1. Statute Description/Acts of the accused associated with this Offense.
18 3502A1 BURGARLY F1 1 COUNT
The actor, with the intent to commit a crime therein, entered a building or occupied structure, namely 38 Crestline Court or separately secured or occupied portion thereof that was adapted for overnight accommodations in which at the time a person was present, in violation of 18Pa C.S.§3502(a)(1) and (c)(1).
AOPC 412A – Rev.09/08
JAMES J HANLEY, JR, MAGISTERIAL DISTRICT JUDGE, MAISTERIAL DISTICT 05-2-36
Mag. Dist. No. MDJ-05-0-03, MDJ Name; Honorable Jeffrey A Manning: Address: Pittsburgh Municipal Court, 660 First Avenue, Pittsburgh, PA 15219. Date: Wednesday, May 25, 2016: Time: 12:30 PM, Place: PMC Courtroom 02, Pittsburgh Municipal Court, 660 First Avenue, Pittsburgh, PA 15219

Form S.A.#10171969-4/LMP   Secured Party; Lisa Michelle Parker
For the Security Agreement 2016 by the Lisa Michelle Parker